Exhibit 21.1

Dermavant Sciences Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction
Dermavant Holdings Limited	United Kingdom
Dermavant Sciences, Inc.	Delaware
Dermavant Sciences GmbH	Switzlerland